November 5, 2019

Dirk Richter
Chief Executive Officer
GH Capital, Inc.
200 South Biscayne Blvd., Suite 2790
Miami, FL 33131

       Re: GH Capital, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed October 30, 2019
           File No. 000-55798

Dear Mr. Richter:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement

General

1. We note your disclosure that the number of authorized shares available to the company will not be impacted by the reverse stock split. Please state that, since there will not be a commensurate decrease in the number of authorized shares, the reverse stock split will result in an increase in the number of authorized shares available for issuance. Disclose the potential anti-takeover and dilution effects of such an increase in the number of authorized shares available for issuance. In addition, expand your disclosure to describe any plans, commitments or arrangements with respect to the increased number of authorized and unissued shares of common stock. If you do not have any such plans, commitments or arrangements, please so state.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dirk Richter
GH Capital, Inc.
November 5, 2019
Page 2

       You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



FirstName LastNameDirk Richter                          Sincerely,
Comapany NameGH Capital, Inc.
                                                        Division of Corporation
Finance
November 5, 2019 Page 2                                 Office of Technology
FirstName LastName